Icahn Enterprises L.P.

16690 Collins Avenue, PH-1

Sunny Isles Beach, FL 33160

July 22, 2022

VIA EDGAR

Gregory Herbers

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549- 7010

Re:	Icahn Enterprises L.P.

Registration Statement on Form S-3 (File No. 333- 266174)

Dear Mr. Herbers:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Comtech Telecommunications Corp. hereby requests acceleration of the effective date of the above-referenced Registration Statement on Form S-3 (File No. 333- 266174) so that it may become effective at 4:00 p.m. Eastern Time on July 26, 2022, or as soon thereafter as practicable.

Very truly yours,

Icahn Enterprises L.P.

By:	/s/ David Willetts
	Name:	David Willetts
	Title:	Chief Executive Officer